July 28, 2007


Mail-Stop 4561


Mr. Richard B. Collins
Chairman of the Board, President
and Chief Executive Officer
United Financial Bancorp, Inc.
95 Elm Street
West Springfield, Massachusetts 01089


Re:	United Financial Bancorp, Inc.
	Form S-1
	Filed June 29, 2007
	File No. 333-144245


Dear Mr. Collins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.
2. To the extent the effectiveness of the registration statement is delayed, please revise to included updated financial information under Rule 3-12 of Regulation S-X.
3. Please include updated consents from your independent accountants in the pre-effective amendment.

Prospectus cover page
4. Revise the penultimate sentence in the third paragraph to add the first three sentences in the paragraph following (iv) on page 5.
Summary

5. Please provide a website address here or in the man section.

Reasons for the Conversion, page 4

6. Clarify why you chose to make the offering at this time. Benefits to Management..., page 7
7. Revise the end of the first paragraph to also disclose the current
annual expense associated with the previous ESOP loan.
8. Revise the second paragraph to indicate management`s current intention with regard to whether the plans will be adopted prior to one year after the offering or after one year. Make similar
revisions
wherever this disclosure appears in the prospectus.
9. Revise footnote (4) on page 9 to indicate the exercise price or if
the exercise price will be adjusted after the offering. In
addition,
reconcile for the staff the numbers provided as outstanding,
748,000
and the number reserved for issuance, 843,093 as opposed to the number presented in the table, 1,477,067. Finally, advise us as to the number of options that have been exercised under the plan, how many options were allowed initially under the plan, and how many shares of restricted stock were allowed under the restricted stock plan.
10. Reconcile for the staff why the first full paragraph on page 8 indicates dilution of 4.8% for the options yet the table on page 9 indicates 5.06% dilution.

How You May Purchase Shares of Common Stock, page 12
11. Revise to disclose the effect on Liquidation Rights of depositors who use their accounts to purchase stock.



Risk Factors
Our Failure to Utilize ..., page 20
12. Revise to disclose the reduction in ROE and ROA since the first step conversion.

The Implementation of a Stock-Based..., page 21
13. Revise or advise why the 4.8% should not be 5.06% as disclosed in the table on page 9.

The Rights of Existing Stockholders..., page 23
14. Noting the disclosure on page 153 that future benefit plans may be adopted without shareholder approval, revise to add a separate risk factor for this change in shareholder rights and include a cross-reference to the complete discussion on page 153.

How We Intend to use the Proceeds from the Offering, page 28

1. Please revise the distribution of net proceeds section to show the cost of common stock to be acquired related to your restricted stock and stock option plans or tell us why you believe these adjustments should not be included.

Historical and Pro Forma Regulatory Capital Compliance, page 32

2. Please revise to present the pro forma increase as the total amount contributed to the bank and not show the amount net of the amount contributed to the ESOP since it is to be funded by United Financial-Maryland not United Bank or tell us why believe you believe the adjustment is appropriate.

Capitalization, page 33

3. Please revise to present historical additional paid-in capital balance at March 31, 2007 that agrees to the financial statements by removing the effect of the stock based incentive plan, which is yet to be approved from the historical balances, or explain your basis for the inclusion of the effect of the stock based incentive plan.

4. Please revise to reduce stockholders` equity for the cost of common stock to be acquired related to your stock option plan or tell us why you believe this adjustment should not be included.

Pro Forma Data, page 35
Pro Forma Data for the Three Months Ended March 31, 2007

5. Please revise Footnote 3 to disclose the vesting period of the restricted stock awards and explain the basis for assuming 15% of the amount of contributed to the stock recognition and retention plan is amortized as an expense during the three months ended March 31, 2007.

6. Please revise to reduce the estimated net proceeds, as adjusted for the cost of common stock to be acquired related to your stock option plan or tell us why you believe this adjustment should not be included.

MD&A
Overview, page 42
15. Revise the end of the first paragraph to briefly explain the reasons for the margin compression.

Business Strategy
Expanding our Branch Network, page 44
16. Revise to disclose the anticipated cost to complete the East
Longmeadow branch facility.

Liquidity and Capital Resources, page 59
17. Noting the disclosure in the third paragraph on page 59 that
41%
of deposits are CD`s, consider the needs for a risk factor addressing the implication if they are not renewed.

Loans, pages 66-70
Investments, 80-82
18. The staff finds no discussion of the effect of subprime mortgages or lower housing values in these sections, the MD&A, or in a Risk
Factor. Revise to include a discussion or advise the staff as to why these issues are not relevant to the Company.

Management of United Financial-Maryland
Directors of United Financial-Maryland, page 100
19. Revise the biographies on pages 101-102 to disclose the employer and positions held for the last 5 years.

Management
Compensation Discussion and Analysis, page 109

20. Please move the heading "Executive Compensation" to precede the
"Compensation Discussion and Analysis" heading.

21. We note that Mr. Collins receives additional benefits and that his total compensation set forth in the Summary Compensation Table is notably greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please revise your Compensation Discussion and Analysis to address the difference.

Base Salary, page 110

22. Discuss the "individual goals" and "strategic goals of United Financial-Federal" used to determine the base salary increases for the individual executives. Describe more specifically the criteria, objectives, and benchmarks used for making compensation decisions. To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K.

Annual Incentive Plan, page 110

23. Please expand the disclosure to specify how and to what extent individual performance and United Financial-Federal`s performance are used as the basis for determining annual incentive payouts.
Describe
the "pre-defined individual and Bank-wide performance goals."
Please
refer to Item 402(b)(2) of Regulation S-K.

Stock-Based Incentive Plan, page 111

24. Please describe the basis for award grants, disclosing specifically the degree to which stock-based awards require an increase in the employee`s production levels.

Stock pricing and Number of Shares to be Issued, page 134
25. With regard to the first bullet on page 135, supplementally provide the staff with the information provided to RP financial.
In
addition, tell us the assumed rate of return on the proceeds referred to in the penultimate paragraph on page 135.

Dissenters` Rights of Appraisal, page 156
26. Revise to disclose if the exchange offer contemplated is considered a merger and therefore, dissenters` rights are not available.




Alternate Prospectus
Questions and Answers For ...., page 6
27. Revise to add a Q&A for "Will shareholders gain or lose value on the exchange?" or another similar question.
28. Revise to add a Q&A for "Who else is required to approve the conversion?" or another similar question. In this regard, how and when will the depositors vote on the Plan of Conversion and what documents will they receive?
Benefits to Management..., page 18
29. Revise the end of the first paragraph to also disclose the current annual expense associated with the previous ESOP loan.
30. Revise the second paragraph to indicate management`s current intention with regard to whether the plans will be adopted prior to one year after the offering or after one year. Make similar revisions wherever this disclosure appears in the prospectus.
31. Revise footnote (4) on page 20 to indicate the exercise price or if the exercise price with be adjusted after the offering. In addition, reconcile for the staff the numbers provided as outstanding, 748,000 and the number reserved for issuance, 843,093 as opposed to the number presented in the table, 1,477,067. Finally, advise us as to the number of options that have been exercised under the plan, how many options were allowed initially under the plan, and how many shares of restricted stock were allowed under the restricted stock plan.
32. Reconcile for the staff why the carryover paragraph at the top of page 19 indicates dilution of 4.8% for the options yet the table on page 20 indicates 5.06% dilution.

Risk Factors
Our Failure to Utilize ..., page 29
33. Revise to disclose the reduction in ROE and ROA since the first step conversion.

The Implementation of a Stock-Based..., page 30
34. Revise or advise why the 4.8% should not be 5.06% as disclosed in the table on page 9.

The Rights of Existing Stockholders..., page 32
35. Noting the disclosure on page 153 that future benefit plans may be adopted without shareholder approval, revise to add a separate risk factor for this change in shareholder rights and include a cross-reference to the complete discussion on page 153.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses
and
may have additional comments based upon their review. Any
questions
regarding the accounting comments may be directed to Matthew Komar Cooper at (202) 551-3781 or Kevin Vaughn at (202) 551-3494. All
other questions may be directed to Michael Clampitt at (202) 551-
3434
or to me at (202) 551-3448.



							Sincerely,


							Jessica Livingston
							Attorney-Advisor
							Financial Services Group



CC:	Robert B. Pomerenk, Esq.
	Luse Gorman Pomerenk & Schick P.C.
	5335 Wisconsin Avenue N.W., Suite 400
	Washington, DC 20015
	Phone (202) 274-2011
	Facsimile (202) 362-2902





Mr. Richard B. Collins
United Financial Bancorp, Inc.
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